

SO 3/9/04



SECURITIE 04004543 SION

~~~~, ~.~. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2004

REPORT FOR THE PERIOD BEGINNING ___1-1-03___ AND ENDING ___12-31-03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1851 Holicong Road

(No. and Street)

New Hope   PA   18938

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Van Pelt   (215) 794-9016

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company

(Name – if individual, state last, first, middle name)

380 Foothill Road, P. O. Box 6483, Bridgewater, NJ 08807

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AA$
3.18.04

OATH OR AFFIRMATION

I, _____Robert M. Van Pelt_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Bedminster Financial Group Ltd._____, as
of ___December 31,_____, 20 03___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

MARLENE L. VAN NEST
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 28, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bedminster Financial Group Ltd.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2003 and 2002

Bedminster Financial Group Ltd.
Index to the Financial Statements
December 31, 2003 and 2002



Rosenberg Rich
Baker Berman
&COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

.eonard M. Friedman, CPA♦♣
iarry D. Kopp, CPA∗
rank S. LaForgia, CPA
'.lvin P. Levine, CPA+
'.aron A. Rich, CPA●
)avid N. Roth, CPA
'arl S. Schwartz, CPA∗
.ary A. Sherman, CPA∗
teven J. Truppo, CPA

'amela Bezner Ali, CPA
'arsha L. Baldinger, CPA, CFP∗
)aniel M. Brooks, CPA
.obert S. Quick, CPA

'icholas L. Truglio, CPA▲
)orvin M. Rosenberg, CPA

.enneth A. Berman, CPA (1933-2000)

NJ and NY
NJ and FL
NJ, NY and PA
Accredited in Business Valuation
Certified Business Appraiser
Certified Financial Planner
Certified Fraud Examiner

:.her Office:

1 Dunnell Road
=plewood, NJ 07040
'3-763-6363
'3-763-4430 Fax

Independent Auditors' Report

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.

We have audited the accompanying statements of financial condition of Bedminster Financial Group Ltd. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 6, 2004

1

Bedminster Financial Group Ltd.
Statements of Financial Condition

		December 31,		
		2003		2002
Assets				
Cash and equivalents	$	11,452	$	436
Deposit at clearing broker		25,000		25,000
Commissions receivable		1,432		-
Prepaid expenses		7,711		3,651
Loan receivable		1,500		-
Lease advances		2,260		4,548
Total Current Assets		49,355		33,635
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $89,452 and $78,985, respectively		23,469		33,936
Other Assets				
Deferred tax asset		17,900		17,900
Lease advances, net of current portion		-		2,260
Total Other Assets		17,900		20,160
Total Assets		90,724		87,731
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable and accrued expenses		12,930		9,151
Income taxes payable		700		200
Total Current Liabilities		13,630		9,351
Stockholders' Equity				
Common stock - $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding		-		-
Additional paid in capital		1,053,687		1,053,687
Retained deficit		(966,593)		(965,307)
Treasury stock, 10 shares at cost		(10,000)		(10,000)
Total Stockholders' Equity		77,094		78,380
Total Liabilities and Stockholders' Equity	$	90,724	$	87,731

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Operations

| | Year Ended December 31, | |
	2003	2002
Revenues		
Commissions	$ 125,462	$ 34,911
Interest income	4,058	2,079
Insurance and annuity income	190,308	210,965
Private placement fees	475,475	-
Consulting fees	86,178	6,000
Total Revenues	881,481	253,955
Expenses		
Trading and clearing expenses	4,664	3,009
Officer's compensation	-	21,117
Office salaries	86,125	24,898
Employee benefits	32,402	24,348
Payroll tax expense	8,522	7,972
Sales and travel expenses	39,982	28,608
Regulatory fees and expenses	6,473	5,362
Seminar expenses	28,893	38,779
Bank services charges	1,031	674
Rent	18,403	23,307
Furniture lease	4,548	4,548
Licenses, dues and fees	2,414	1,683
Office and postage	21,458	12,201
Telephone	7,790	6,080
Telecommunications	4,893	5,486
Utilities	7,964	3,538
Insurance	2,386	1,511
Professional services	15,790	6,447
Outside services	25,056	33,126
Commission expense	472,022	-
Outside consulting services	73,984	-
Depreciation expense	10,467	11,257
Miscellaneous taxes	-	428
Repairs and maintenance	237	-
Education and training expense	4,189	257
Gifts	1,784	5,179
Interest expense	790	77
Miscellaneous expense	-	1,902
Total Expenses	882,267	271,794
Loss From Operations	(786)	(17,839)
Provision for Income Taxes	500	500
Net Loss	$ (1,286)	$ (18,339)

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Changes in Stockholders' Equity
December 31, 2003 and 2002

	Common Stock	Additional Paid in Capital	Retained Deficit	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2001	$ -	$ 1,053,687	$ (946,968)	$ (10,000)	$ 96,719
Net loss for year ended December 31, 2002	-	-	(18,339)	-	(18,339)
Balances at December 31, 2002	-	1,053,687	(965,307)	(10,000)	78,380
Net loss for year ended December 31, 2003	-	-	(1,286)	-	(1,286)
Balances at December 31, 2003	$ -	$ 1,053,687	$ (966,593)	$ (10,000)	$ 77,094

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Cash Flows

| | Year Ended December 31, | |
	2003	2002
Cash Flows From Operating Activities		
Net Loss	$ (1,286)	$ (18,339)
Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities:		
Depreciation and amortization	15,015	15,805
Changes in Assets and Liabilities		
(Increase) in commissions receivable	(1,432)	-
(Increase) in prepaid expenses	(4,060)	(12)
Increase in accounts payable and accrued expenses	3,779	909
Increase in income taxes payable	500	-
Total Adjustments	13,802	16,702
Net Cash Provided (Used) by Operating Activities	12,516	(1,637)
Cash Flows From Investing Activities		
Cash purchases of furniture, fixtures and equipment and leasehold improvements	-	(2,310)
Loan proceeds paid	(1,500)	-
Loan principal proceeds received	-	2,031
Net Cash (Used) by Investing Activities	(1,500)	(279)
Net Increase (Decrease) in Cash and Equivalents	11,016	(1,916)
Cash and Equivalents - Beginning of Year	25,436	27,352
Cash and Equivalents - End of Year	$ 36,452	$ 25,436

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$ -	$ 300
Interest	$ 790	$ 77

See notes to the financial statements.

Bedminster Financial Group Ltd.
Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group Ltd. (formerly known as Prime Core, Inc.) is an introducing broker-dealer clearing accounts on a fully disclosed basis through Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions receivable include 12-B-1 fee income on mutual fund transactions occurring in 2003 but not received until 2004. These commissions, net of related expense to commissioned representatives, have been categorized as a non-allowable asset for the computation of net capital per SEC Rule 15c3-1.

Cash and Equivalents
For the purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with Pershing per the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows purposes.

Furniture, Fixtures and Equipment
Depreciation of furniture, fixtures and equipment is computed using both straight line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years, straight line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

	December 31,	
	2003	2002
Furniture and fixtures	$ 60,697	$ 60,697
Equipment	37,436	37,436
Leasehold improvements	14,788	14,788
Subtotal	112,921	112,921
Less accumulated depreciation and amortization	89,452	78,985
Total	$ 23,469	$ 33,936

Depreciation expense charged to operations was $10,467 and $11,257 in 2003 and 2002, respectively.

RELATED PARTY TRANSACTIONS

On December 30, 1998 the company entered into an agreement with one of its shareholders to lease furniture and equipment under an operating lease through June 30, 2004. The lease agreement calls for payments equal to 10% of the pre-tax profit per month, or $300 minimum, through December 31, 2001. During 1999, the remaining lease payments were accelerated and paid in full. $25,000 was paid to the shareholder in 1999 as full consideration of the lease. This accelerated payment will be amortized over the life of the lease, or 66 months, on a straight line basis. For the years ended December 31, 2003 and 2002, $4,548 was amortized in each year for this lease.

As of 2002, the company leases office space on a month to month basis from its majority shareholder. $18,403 and $23,307 was paid to the shareholder for rent expense for the years ended December 31, 2003 and 2002, respectively.

For the years ended December 31, 2003 and 2002, consulting fees of $16,000 and $14,000, respectively, were paid to a company owned 100% by the spouse of one of the company's shareholders.

INCOME TAXES

The income tax provision is comprised of the following:

	Federal	State	Total
Year Ended December 31, 2003			
Current	$ -	$ 700	$ 700
Deferred	-	-	-
	$ -	$ 700	$ 700
Year Ended December 31, 2002			
Current	$ -	$ 500	$ 500
Deferred	-	-	-
	$ -	$ 500	$ 500

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carryforwards.

The Company has remaining approximately $363,600 of available net operating loss carryforwards which may be used to reduce Federal and State taxable income expiring in the years 2018 and 2009, respectively.

The Company's deferred tax asset is comprised of the following:

	December 31,	
	2003	2002
Federal	$ 47,148	$ 48,131
State	3,215	4,250
Valuation Allowance	(32,463)	(34,481)
Net Deferred Tax Asset	$ 17,900	$ 17,900

INCOME TAXES, continued

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

LOAN RECEIVABLE

The loan receivable at December 31, 2003 is a short term loan payable upon demand, bearing interest at 6%.

PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2003 or 2002.

The Plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2003 or 2002.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2003, the Company had net capital of $23,264 which was $18,264 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2003 was .59 to 1. At December 31, 2002, the Company had net capital of $16,085 which was $11,085 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2002 was .58 to 1.

Bedminster Financial Group Ltd.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31,	
	2003	2002
NET CAPITAL		
Total Stockholders' Equity	$ 77,094	$ 78,380
Total Capital and Allowable Subordinated Liabilities		
Deductions and/or Charges		
Non-allowable assets		
Commissions receivable, net	990	-
Prepaid expenses	7,711	3,651
Loan receivable	1,500	-
Lease advances	2,260	6,808
Furniture, equipment and improvements	23,469	33,936
Deferred tax asset	17,900	17,900
Total Non-Allowable Assets	53,830	62,295
Net Capital Before Haircuts on Securities Positions	23,264	16,085
Haircuts on securities		
Haircut on money market funds	-	-
Total Haircuts on Securities Positions	-	-
Net Capital	23,264	16,085
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	12,930	9,151
Income taxes payable	700	200
Total Aggregate Indebtedness	13,630	9,351
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 909	$ 623
Minimum dollar net capital requirement	5,000	5,000
Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 18,264	$ 11,085
Ratio Aggregate Indebtedness to Net Capital	.59 to 1	.58 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 30,422	$ 20,910
Net audit adjustments - under accrual of accounts payable and depreciation	(7,158)	(4,825)
Net capital per above	$ 23,264	$ 16,085

Rosenberg Rich
Baker Berman
&COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

.eonard M. Friedman, CPA◆♣
iarry D. Kopp, CPA✳
rank S. LaForgia, CPA
.lvin P. Levine, CPA+
.aron A. Rich, CPA●
)avid N. Roth, CPA
:arl S. Schwartz, CPA✳
3ary A. Sherman, CPA✳
iteven J. Truppo, CPA

'amela Bezner Ali, CPA
.4arsha L. Baldinger, CPA, CFP★
)aniel M. Brooks, CPA
Robert S. Quick, CPA

Nicholas L. Truglio, CPA▲
Dorvin M. Rosenberg, CPA

Kenneth A. Berman, CPA (1933-2000)

: NJ and NY
+ NJ and FL
: NJ, NY and PA
: Accredited in Business Valuation
: Certified Business Appraiser
: Certified Financial Planner
▲ Certified Fraud Examiner

)ther Office:

11 Dunnell Road
.4aplewood, NJ 07040
'73-763-6363
:73-763-4430 Fax

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
of Bedminster Financial Group Ltd.

In planning and performing our audit of the financial statements of Bedminster Financial Group Ltd. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bedminster Financial Group Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2003, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.



The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.



The Board of Directors and Stockholders of
  Bedminster Financial Group Ltd.
Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 6, 2004